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SECURITIES AND EXCHANGE ...
Washington, D.C. 20549

SEC
Mail Processing
Section
FEB 27 2017
Washington DC
416

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67735

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: Aperture, LLC

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 S. Riverside Plaza, Suite 500
(No. and Street)

Chicago	IL	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Shane Mulron 312-488-4351
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - *if individual, state last, first, middle name*)

7900 Tysons One Place, Suite 800	McLean	Virginia	22102
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

[redacted]

OATH OR AFFIRMATION

I, Shane Mulron, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Aperture, LLC (the "Company"), as of and for the year ended December 31, 2016, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Shane Mulron
Chief Financial Officer
Aperture, LLC

February 22, 2017
Date

SARA SOBOTKA
OFFICIAL SEAL
Notary Public, State of Illinois
My Commission Expires
November 23, 2018

Notary Public

Deloitte.

SEC
Mail Processing
Section
FEB 27 2017
Washington DC
416

Deloitte & Touche LLP
Suite 800
7900 Tysons One Place
McLean, VA 22102
USA

Tel: +1 703 251 1000
Fax: +1 703 251 3400
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Managers and Member of
Aperture, LLC
Chicago, Illinois

We have audited the accompanying statement of financial condition of Aperture, LLC (the "Company") as of December 31, 2016, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Aperture, LLC as of December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1, on September 12, 2016, the Company's indirect parent, Aperture New Holdings, Inc. was acquired by ETCM Holdings, LLC, which is a direct wholly-owned subsidiary of E*TRADE Financial Corporation. ETCM Holdings, LLC has not applied pushdown accounting to the Company and, as such, there was no change in basis of the Company's net assets resulting from the acquisition.

Deloitte & Touche LLP

February 22, 2017

APERTURE, LLC

STATEMENT OF FINANCIAL CONDITION
(In thousands)

		December 31, 2016
ASSETS		
Cash	$	20,688
Cash required to be segregated under federal or other regulations		600
Receivables from brokers, dealers and clearing organizations, net of allowance of $54		11,738
Deposits		1,004
Other assets		471
Total assets	$	34,501
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES:		
Payables to customers	$	3,132
Payables to affiliates, net		2,801
Accrued expenses and other liabilities		3,433
Total liabilities		9,366
MEMBER'S EQUITY		25,135
Total liabilities and member's equity	$	34,501

See notes to statement of financial condition.

APERTURE, LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION AS OF DECEMBER 31, 2016

NOTE 1—ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization—Aperture, LLC, doing business as OptionsHouse (the "Company"), is a direct wholly-owned subsidiary of TradeMONSTER Group, Inc. (the "Member"), which is a direct wholly-owned subsidiary of Aperture Group, LLC, ("AGL"), which is a direct wholly-owned subsidiary of Aperture Intermediate Holdings, LLC ("AIH"), which is a direct wholly-owned subsidiary of Aperture New Holdings, Inc. ("ANH"). On September 12, 2016, ANH was acquired by ETCM Holdings, LLC ("ETCM"), which is a direct wholly-owned subsidiary of E*TRADE Financial Corporation (the "Parent"). ETCM has not applied pushdown accounting to the Company and, as such, there was no change in basis of the Company's net assets resulting from the acquisition.

The Company, a single member limited liability company ("LLC"), is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). Additionally, the Company is registered with the Commodity Futures Trading Commission ("CFTC") as a non-clearing Futures Commission Merchant ("FCM") under the Commodity Exchange Act and is a member of the National Futures Association ("NFA").

Nature of Operations—The Company is a provider of online brokerage services primarily to retail customers. It offers a comprehensive suite of financial products and services to individual investors, which includes automated order facilitation of U.S. equities, futures, options, exchange-traded funds, mutual funds and bond orders. The Company also offers online services such as money transfer, wireless account access, extended hours trading, quotes, research and advanced planning tools. In addition, the Company offers individual retirement accounts. The Company clears all of its customers' securities transactions through a fully disclosed account arrangement with a third-party clearing firm. The Company clears all of its customers' futures transactions through an omnibus account arrangement with a third-party clearing FCM.

Use of Estimates—The Company's statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"), which require management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and related notes for the period presented. Management believes that the estimates utilized in the preparation of the statement of financial condition are prudent and reasonable. Actual results could differ materially from management's estimates.

Financial Statement Descriptions and Related Accounting Policies

Below are descriptions and accounting policies for certain categories of the Company's statement of financial condition:

Cash Required to be Segregated under Federal or Other Regulations—Cash required to be segregated under federal or other regulations consists of cash deposits that have been segregated for the benefit of futures clients according to the regulations of the CFTC governing an FCM.

Receivables from Brokers, Dealers and Clearing Organizations—Receivables from brokers, dealers and clearing organizations primarily represent amounts due from clearing organizations for net commissions, interest and fees earned, segregated and unsegregated balances carried in omnibus accounts, and amounts due from broker-dealers for order flow rebates. This balance is presented net of an allowance the Company established to reserve for unsecured debit balances in accounts the Company introduced to its securities clearing firm.

Deposits—Deposits represent amounts held in conjunction with the Company's agreements with its clearing brokers.

Other Assets—Other assets primarily represent prepaid expenses and receivables from customers.

Payables to Customers—Payables to customers represents the gross liquidating value of customer futures accounts.

New Accounting Standards Not Yet Adopted

Revenue Recognition on Contracts with Customers

In May 2014, the FASB amended the guidance on revenue recognition on contracts with customers. The new standard outlines a single comprehensive model for entities to apply in accounting for revenue arising from contracts with customers. The FASB issued supplemental amendments to the new standard to clarify certain accounting guidance and provide narrow scope improvements and practical expedients in the first half of 2016. The amended guidance will be effective for annual and interim periods beginning on January 1, 2018 for the Company and may be applied on either a full retrospective or modified retrospective basis. The Company is currently evaluating the impact of the new accounting guidance and expects to complete this evaluation in 2017; however the adoption of the amended guidance is not expected to have a material impact on the Company's financial condition.

Accounting for Leases

In February 2016, the FASB amended the guidance on accounting for leases. The new standard requires lessees to recognize assets and liabilities on the balance sheet for the rights and obligations created by all qualifying leases with terms of more than twelve months. The recognition, measurement and presentation of expenses and cash flows arising from a lease by a lessee remains substantially unchanged and depends on classification as a finance or operating lease. The new standard also requires additional quantitative and qualitative disclosures that provide additional information about the amounts related to leasing arrangements recorded in the statement of financial condition. The new guidance will be effective for interim and annual periods beginning on January 1, 2019 for the Company. The Company is currently evaluating the impact of the new accounting guidance on the Company's financial condition; the Company's arrangement to occupy space leased by the Parent will require analysis with respect to the embedded lease considerations within the new guidance.

NOTE 2—FAIR VALUE DISCLOSURES

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company may use various valuation approaches, including market, income and/or cost approaches. The fair value hierarchy requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Fair value is a market-based measure considered from the perspective of a market participant. Accordingly, even when market assumptions are not readily available, the Company's own assumptions reflect those that market participants would use in pricing the asset or liability at the measurement date. The fair value measurement accounting guidance describes the following three levels used to classify fair value measurements:

- Level 1—Unadjusted quoted prices in active markets for identical assets or liabilities that are accessible by the Company.
- Level 2—Quoted prices for similar assets and liabilities in an active market, quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.
- Level 3—Unobservable inputs that are significant to the fair value of the assets or liabilities.

The availability of observable inputs can vary and in certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to a fair value measurement requires judgment and consideration of factors specific to the asset or liability.

Fair Value of Financial Instruments Not Carried at Fair value

The fair value of Cash, Cash required to be segregated under federal or other regulations and Deposits was estimated to be carrying value due to their short term nature and classified as Level 1 of the fair value hierarchy.

The fair value of Receivables from brokers, dealers, and clearing organizations, Payables to customers, and Payables to affiliates was estimated to be carrying value due to their short term nature and classified as Level 2 of the fair value hierarchy.

There were no assets or liabilities measured at fair value at December 31, 2016.

NOTE 3—RELATED PARTY TRANSACTIONS

The Company has entered into a written expense sharing agreement with AGL and affiliated entities which determines how expenses are shared among entities. The Company is allocated personnel, technology, and other operating charges from affiliated entities. The Company also has an agreement with an affiliated entity for account generation.

As of December 31, 2016, the Company had net payables to affiliates of $2.8 million, which is reflected as Payables to affiliates, net in the Statement of Financial Condition.

Employees at the Company are eligible to participate in a 401(k) plan maintained and accounted for by the Parent.

NOTE 4—NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule (the "Rule") under the Securities Exchange Act of 1934 administered by the SEC and FINRA, which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

The Company is also subject to the CFTC Regulation 1.17 ("Reg. 1.17") under the Commodity Exchange Act, administered by the CFTC and the NFA, which also requires the maintenance of minimum net capital.

As an introducing broker-dealer that receives customer securities for immediate delivery to a clearing firm and a non-clearing FCM, the Company is subject to the greater of the following minimum net capital requirement pursuant to the Rule and Reg 1.17:

- $1,000,000; or
- 6-2/3% of its aggregate indebtedness; or
- 8% of the total risk margin requirements for all positions carried in customer and non-customer accounts

At December 31, 2016 the Company's net capital ratio was 0.43-to-1 and net capital was $22.0 million, which was $21.0 million in excess of its required net capital of $1.0 million.

NOTE 5—COMMITMENTS, CONTINGENT LIABILITIES & OTHER REGULATORY MATTERS

The securities industry is subject to extensive regulation under federal, state and applicable international laws. From time to time, the Company has been threatened with or named as a defendant in, lawsuits, arbitrations and administrative claims involving securities and other matters. The Company is also subject to periodic regulatory examinations and inspections. Compliance and trading problems that are reported to regulators, such as the SEC, FINRA, CFTC or NFA by dissatisfied customers or others are investigated by such regulators, and may, if pursued, result in formal claims being filed against the Company by customers or disciplinary action being taken against the Company or its employees by regulators. Any such claims or disciplinary actions that are decided against the Company could have a material impact on the financial results of the Company.

Clearing Agreements

Apex Clearing Corporation

In conjunction with its clearing agreement with Apex Clearing Corporation ("Apex"), the Company has agreed to indemnify and hold Apex harmless against any loss, liability, damage, claim, cost or expense related to its business conducted with Apex. No such indemnification payments were made during the year ended December 31, 2016. The Company has determined that its liability under this arrangement is not reasonably estimable or probable. Accordingly, no contingent liability is carried on the Statement of Financial Condition for these transactions.

The Company has also agreed to maintain a balance with Apex of cash and/or securities of not less than $1.0 million. Accordingly, the Company is subject to credit risk if Apex is unable to repay the balance on its accounts. At December 31, 2016, the Company had cash of $1.0 million on deposit with Apex. This deposit is classified as Deposits in the Statement of Financial Condition.

Wedbush Securities, Inc.

In conjunction with its clearing agreement with Wedbush Securities, Inc. ("Wedbush"), the Company has agreed to indemnify and hold Wedbush harmless against any loss, liability, damage, claim, cost or expense related to its business conducted with Wedbush. No such indemnification payments were made during the year ended December 31, 2016. The Company has determined that its liability under this arrangement is not reasonably estimable or probable. Accordingly, no contingent liability is carried on the Statement of Financial Condition for these transactions.

Contingencies

In the ordinary course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications to the counterparties under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of loss to be remote.

Legal Contingencies

In the ordinary course of business, the Company is subject to lawsuits, arbitrations, claims, and other legal proceedings. Management cannot predict with certainty the outcome of pending legal proceedings. A substantial adverse judgment or other resolution regarding the proceedings could have a material adverse effect on the Company's financial condition, the results of operations, and cash flows. However, in the opinion of management, after consultation with legal counsel, the outcome of any pending proceedings will not have a material adverse effect on the financial condition of the Company.

NOTE 6—FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

In the normal course of business, the Company executes transactions on behalf of its customers. Pursuant to the clearing agreements, the clearing broker acts as the principal in these transactions. If the transactions do not settle due to failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligation of the non-performing party and, as a result, may incur a loss if the market value of the securities differs from the contract amount. The Company's risk is normally limited to differences in market values of the securities from their contract amounts.

The Company does not anticipate non-performance by customers or counterparties. The Company's policy is to monitor its market exposure and counterparty risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business. The Company has not had significant losses related to such risk to date.

From time to time, the Company might sell securities short, which involves an obligation to purchase such securities at a future date. The Company's risk of loss is normally limited to increases in market values of uncovered positions. There were no such transactions outstanding at December 31, 2016.

The Company is exposed to concentrations of credit risk. The Company maintains cash at a financial institution where the total cash balance is insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000 per depositor, per bank. At times, the Company had cash balances that exceeded the balance insured by the FDIC. The Company monitors such credit risk at the financial institution and has not experienced any losses related to such risks to date. At December 31, 2016, the Company held $20.7 million in excess of the amounts insured by the FDIC.

NOTE 7—SUBSEQUENT EVENTS

On February 1, 2017, the Member, AGL, AIH and ANH where all merged into ETCM and the Company became a direct wholly-owned subsidiary of ETCM.

* * * * *